10868 189th Street Council Bluffs, IA 51503 712-366-0392 Phone 712-366-0394 Fax

April 6, 2018

Via EDGAR and E-mail Mr. John Cash Accounting Branch Chief Office of Manufacturing and Construction Division of Corporate Finance U.S. Securities and Exchange Commission Washington D.C. 20549

Re:	Southwest Iowa Renewable Energy LLC
Form 10-K/A for the Year Ended September 30, 2017
Filed December 22, 2017
Form 10-K for the Year Ended September 30, 2017
Filed December 15, 2017
File No. 0-53041

Dear Mr. Cash

This letter is in response to your March 22, 2018 comment letter relating the Southwest Iowa Renewable Energy LLC (the “Company”) Form 10-K for the fiscal year ended September 30, 2017 (“Fiscal Year 2017”) filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2017 (the “Form 10-K”) and  Form 10-K/A for the Fiscal Year 2017 filed with the SEC on December 22, 2017 (the “10-K First Amendment”).  The Company filed a second 10-K/A for Fiscal Year 2017 with the SEC on April 3, 2018 (the “10-K Second Amendment”) responsive to the comments set forth your letter.

For your convenience, we have repeated the comments in your letter in boldface and we have set forth the Company’s responses to the respective comments immediately below.

Form 10-K/A for the Year Ended September 30, 2017

Mr. John Cash
Securities and Exchange Commission
April 6, 2018

General

1.
We note that you amended your Form 10-K for the year ended September 30, 2017 to revise the date of your auditor’s report.  Please note that you are required to file the entire Item in your amendment.  Please amend your Form 10-K to include the entire Item 8 including your financial statements.  In doing so, please ensure that your certifications reference the Form 10-K/A.  Your certifications should also include paragraph three since you are amending the financial statements.  Please ensure that your certifications are also currently dated.  Please refer to Question 161.01 from C&DIs on Exchange Act Rules (December 8, 2016).

Response:  The 10-K Second Amendment included the entire Item 8 including the Company’s financial statements and the required certifications which certifications included paragraph three and were dated April 3, 2018, the date the Company filed the 10-K Second Amendment with the SEC.

Form 10-K for the Year Ended September 30, 2017

Item 9A Disclosure Controls and Procedures, page 4

2.	In future filings, please revise your management’s annual report on internal control over financial reporting to include the following:

•	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting;

•	Revise your conclusion to indicate that your “internal control” over financial reporting was effective rather than “integrated controls” over financial reporting; and

•
Disclose any change in your internal control over financial reporting identified in connection with the evaluation that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please refer to Item 308(a) and (c) of Regulation S-K.

Response: The Company acknowledges your comment and will revise management’s annual report on internal control over financial reporting contained in its future filings accordingly and as appropriate.

Exhibit 32 – Certifications

3.
We note that your Section 906 certifications refer to the annual report on Form 10-K for the period ended September 30, 2014 instead of September 30, 2017.  In future filings, please ensure that your certifications refer to the appropriate period.

Mr. John Cash
Securities and Exchange Commission
April 6, 2018

Response:  The Company acknowledges your comment and will ensure that in future filings its 906 certifications refer to the appropriate period.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions with regarding any of the responses set forth above or the 10-K Second Amendment, please do not hesitate to contact me.

Sincerely,
/s/ Brett L. Frevert
Brett L. Frevert
Chief Financial Officer